June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Jeff Kauten

Larry Spirgel

Joseph Cascarano

Robert Littlepage

Re:	Revolution Acceleration Acquisition Corp Amendment No 1 to Registration Statement on Form S-4 Filed May 14, 2021 File No. 333-254539

Ladies and Gentlemen:

On behalf of our client, Revolution Acceleration Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 27, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 14, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 70

1.	We note your response to prior comment 9. In regard to footnote 3(A), please clarify the nature of "other transaction costs" and how they were calculated. In regard to footnote 3(I), please tell us how you calculated the reduction in stock-based compensation expense due to the repurchase of 172,622 shares of vested common stock, which settled the partial recourse promissory note issued to an executive officer.

Revolution Acceleration Acquisition Corp

June 10, 2021

Response: The Company advises the Staff that it revised the disclosure on pages 71 and 72 in response to the Staff’s comment on footnote 3(A). In regard to footnote 3(I), the reduction in stock-based compensation expense was calculated as if the transaction had been completed on January 1, 2020, using the same assumptions to determine the stock-based compensation expense as described in footnote 9 of Berkshire Grey’s Notes to the Consolidated Financial Statements for the fiscal years ended December 31, 2020 and 2019, and adjusting the calculation by reducing the number of underlying shares used to determine the compensation expense by the amount of shares required to settle the promissory note.

2.	We note your response to prior comment 10. Please explain your accounting basis for concluding that the balance and related accrued interest of the partial recourse secured promissory note issued to Mr. Johnson should not be presented on the consolidated balance sheets and should rather be treated as an off-balance sheet arrangement. Please advise and tell us how you intend to account for the settlement of the promissory note through the repurchase of shares of common stock, including whether satisfaction of the note is considered part of the officer's compensation.

Response: The Company advises the Staff that under the terms of the Promissory Note, the holder will be personally liable for up to 51% of the unpaid principal and accrued interest on the Promissory Note, and Berkshire Grey shall have full recourse against holder and his assets to satisfy this recourse amount. Berkshire Grey considered Issue 34 of EITF 00-23 in order to determine how to allocate the recourse and nonrecourse portions of the Promissory Note to the underlying shares.

As the recourse and nonrecourse portions of the Promissory Note are not aligned with a corresponding percentage of the underlying restricted shares of Berkshire Grey Common Stock, management determined the entirety of the Promissory Note should be treated as nonrecourse.

Based on the above guidance, as the consideration received from Mr. Johnson consisted of a nonrecourse note, Berkshire Grey’s management determined the restricted shares of Berkshire Grey Common Stock would be accounted for as stock options. As such, the nonrecourse Promissory Note, and the related shares were not recorded on the balance sheet (i.e., an off-balance sheet arrangement). Instead, compensation expense has been, and will continue to be, recorded over the requisite service period. The exercise price of these “stock options” is equal to the principal plus any accrued interest due on the Promissory Note. As the Note charges interest at 1.86%, the related options have an exercise price that increases over time at a rate of 1.86%. The Company will not recognize interest income on the Promissory Note, as that “interest” is included in the exercise price, which impacts the valuation of the “stock options.”

The repurchase of the shares and settlement of the Promissory Note will be accounted for as a non-cash equity transaction.

Revolution Acceleration Acquisition Corp

June 10, 2021

Compensation expense for the stock award related to the Promissory Note is accounted for up to the date of settlement per grant date fair value accounting as a function of vesting of service and performance requirements defined in the underlying award of restricted shares of Berkshire Grey Common Stock. The accounting treatment is more fully described in Note 9 of the Company’s Notes to the Consolidated Financial Statements.

At the time the Promissory Note was issued and shares acquired, the executive officer holding the Promissory Note filed a Section 83(b) election. Repurchase of the shares will result in income but would not be considered part of the executive officer’s compensation.

The Business Combination, page 170

3.	We note your response to prior comment 18 and are unable to agree. Your registration statement is registering an exchange of shares to Berkshire Grey shareholders. Therefore, the representation that the merger will be a tax-free reorganization pursuant to Section 368(a) of the Tax Code is directed at Berkshire Grey shareholders and must be supported by a tax opinion pursuant to Item 601(b)(8) of the Regulation S-K. See also Staff Legal Bulletin No. 19 (October 14, 2011) for further guidance.

Response: The Company advises the Staff that it has filed a tax opinion of Goodwin Procter LLP as Exhibit 8.1 to Amendment No. 2 in response to the Staff’s comment.

Index to Financial Statements, page F-1

4.	Please update your historical and pro forma financial statements to comply with Rule 8-08 and Rule 11-02, respectively, of Regulation S-X. Note that this comment also applies to corresponding disclosures throughout your Form S-4.

Response: The Company advises the Staff that it has revised the disclosure on page F-1 and corresponding disclosures throughout the Registration Statement in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

June 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any communications to the undersigned at (212) 735-2082 or blair.thetford@skadden.com, or to Stephen F. Arcano at (212) 735-3542 or stephen.arcano@skadden.com.

Very truly yours,

/s/ Blair T. Thetford
Blair T. Thetford

cc:	John K. Delaney
Chief Executive Officer
Revolution Acceleration Acquisition Corp

Stephen F. Arcano
Skadden, Arps, Slate, Meagher & Flom LLP

Jocelyn Arel
Goodwin Procter LLP